Insider Report for James Dowhaniuk Data courtesy of the System for Electronic Disclosure by Insiders http://www.sedi.ca/

Transactions sorted by	: Insider
Insider family name	: DOWHANIUK ( Starts with )
Given name	: JAMES ( Starts with )
Transaction Date	: March 17, 2004 - March 17, 2004
Equity securities	: Common Shares
Issuer derivatives	: Options

Insider name:	Dowhaniuk, James Wayne
Legend:

O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning:	The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of	Date of filing	Ownership type	Nature of	Number or	Unit price or	Closing	Insider's	Expiriy or	Underlying	Equivlent	Closing
	transaction	YYYY-MM-DD	(and registered	transaction	value acquired	exercise	balance	calculated	maturity	security	number	balance of
	YYYY-MM-DD		holder, if		or disposed of	price		balance	YYY-MM-DD	designation	or value	equivalent
			applicable)								of underlying	number or
											securities	value of
											acquired or	underlying
											disposed of	securities

Issuer name: TransGlobe Energy Corporation

Insider's Relationship to Issuer: 1 - Issuer

Security designation: Common Shares

217725	2004-03-15	2004-03-17	Direct Ownership:	10 - Acquisition or disposition in the public market	+5,000	3.1700	70,000

Transaction ID	Date of	Date of filing	Ownership type	Nature of	Number or	Unit price or	Closing	Insider's	Expiriy or	Underlying	Equivlent	Closing
	transaction	YYYY-MM-DD	(and registered	transaction	value acquired	exercise	balance	calculated	maturity	security	number	balance of
	YYYY-MM-DD		holder, if		or disposed of	price		balance	YYY-MM-DD	designation	or value	equivalent
			applicable)								of underlying	number or
											securities	value of
											acquired or	underlying
											disposed of	securities
217727	2004-03-15	2004-03-17	Direct Ownership:	10 - Acquisition or disposition in the public market	+5,000	3.0500	75,000
217730	2004-03-15	2004-03-17	Direct Ownership:	10 - Acquisition or disposition in the public market	+5,000	3.1100	80,000
217738	2004-03-16	2004-03-17	Direct Ownership:	10 - Acquisition or disposition in the public market	+2,500	3.1600	82,500
217745	2004-03-17	2004-03-17	Direct Ownership:	10 - Acquisition or disposition in the public market	+3,000	3.1600	85,500

Security designation: Options (Common Shares)

217721	2004-03-15	2004-03-17	Direct Ownership:	50 - Grant of options	+50,000	3.2600	170,000		2009-03-15	Common Shares	+50,000	43,500